Darren K. DeStefano (703) 456-8034 ddestefano@cooley.com	Via EDGAR

September 9, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler
Mr. Daniel Greenspan
Ms. Austin Stephenson
Mr. James Peklenk
Mr. Joel Parker

Re:	Clearside Biomedical, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 7, 2014
CIK No. 0001539029

Ladies and Gentlemen:

On behalf of our client, Clearside Biomedical, Inc. (the “Company”), we are responding to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 25, 2014 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comment set forth in the Comment Letter (the “Comment”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on August 7, 2014.

Set forth below is the Company’s response to the Comment. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development, page 69

1.	Please refer to comment eleven. As previously requested please disclose the cumulative amount of research and development expenses incurred to date or from the point where you began allocating such costs for each of your significant product candidates.

Response to Comment 1:

September 9, 2014

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Amended DRS.

*    *    *    *

As requested by the Staff, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

Please fax any additional comment letters concerning the Amended DRS to (703) 456-8100 and direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8034, Brent B. Siler, of this office, at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Daniel H. White, Clearside Biomedical, Inc.
Brent B. Siler, Cooley LLP
Brian F. Leaf, Cooley LLP
Peter N. Handrinos, Latham & Watkins LLP